LEASE AGREEMENT

BY AND BETWEEN

MILFORD BUSINESS CENTRE

AND

METALLIC CERAMIC COATINGS, INC.

Quakertown

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MILFORD BUSINESS CENTRE TO METALLIC CERAMIC COATINGS, INC.
LEASE AGREEMENT

I N D E X

<u>LEASE AGREEMENT</u>

This Lease Agreement is made and entered into this 22nd day of January, 2007, BY AND BETWEEN MILFORD BUSINESS CENTRE, a Pennsylvania Limited Partnership, with offices at Township Line Road, P.O. Box 116, Hatfield, Pennsylvania, consisting of DENNIS R. SCHLOSSER, INC., GENERAL PARTNER, DENNIS R. SCHLOSSER, SANDRA VELARDE, BARBARA HICKMAN, MARK SCHLOSSER, ANDREW SCHLOSSER, PHILIP SCHLOSSER AND JULIA DOBBS, LIMITED PARTNERS (hereinafter referred to as "Lessor"); AND METALLIC CERAMIC COATINGS, INC., 100 Ross Road, King of Prussia, PA 19406 (hereinafter referred to as "Lessee").

ARTICLE 1. DEMISE AND DESCRIPTION

1.01. Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, a portion of that certain property, hereinafter sometimes called the "Leased Premises", situated at 2130 Milford Square Pike, Milford Township, Bucks County, Pennsylvania, as set forth in a Deed recorded in Book 2707, Page 2178 which was recorded in the Office for the Recorder of Deeds, in and for the County of Bucks, at Doylestown, Pennsylvania, May 14, 2002.

The Leased Premises shall be all that certain 9,840 square feet of warehouse/manufacturing and two unisex restrooms hereinafter called "Leased Premises" described in Exhibits A-1, A-2, A-3 and A-4 attached hereto and made a part hereof and known as 2130 Milford Square Pike, Milford Township, Bucks County, Quakertown, PA.

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Lessor has provided a separate 208/120v., 200 amp./10,000 sq. ft. three phase, four wire electrical service terminating at a panel located in the warehouse inside the building for power. Additional amperage is available at Lessee's expense. Lessee shall be responsible for any distribution of power for its own special use within the building in such a manner that shall comply with all applicable codes, solely at its cost which distribution shall be deemed a leasehold improvement, and at the expiration of the Lease, shall be the property of Lessor.

ARTICLE 2.   TERM AND POSSESSION

2.01.   The term of this Lease shall be three (3) years and shall begin 12:01 a.m. prevailing time February 1, 2007 and shall expire at 11:59 p.m. prevailing time January 30, 2010. See Article "26" for renewal or extension.

ARTICLE 3.   MINIMUM RENT

3.01.   For the Lease period beginning February 1, 2007, until September 30, 2008, the minimum annual rent shall be THIRTY FOUR THOUSAND NINE HUNDRED FORTY EIGHT DOLLARS ($34,948.00) and is payable in the monthly sum of TWO THOUSAND EIGHT HUNDRED TWENTY NINE DOLLARS ($2,829.00).   The base annual rent is determined as follows:

9,840 sq. ft. x $3.45 per sq. feet = $34,948.00 annually

$34,948.00 ÷ 12 mos. = $2,829.00 monthly

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For the lease period beginning October 1, 2008, until January 30, 2010, the minimum annual rent shall be FORTY SIX THOUSAND SEVEN HUNDRED FORTY DOLLARS ($46,740.00) (9,840 sq. ft. x $4.75 per sq. ft. as above) payable in the monthly sum of THREE THOUSAND EIGHT HUNDRED NINETY FIVE DOLLARS ($3,895.00)(as above).

3.02.   The Lessee shall pay Lessor the monthly rent on the first day of the month at the offices of Milford Business Centre, 2641 Township Line Road, P.O. Box 116, Hatfield, Montgomery County, Pennsylvania, or at such other place as the Lessor shall designate from time to time in writing. The rent shall be payable without demand and without set-off or deduction, except as expressly provided herein. Rent not paid within five (5) calendar days of the due date shall bear a ten percent (10%) penalty. Additional rent and additional payments shall be paid by Lessee as hereinafter provided. The first month's rent of TWO THOUSAND SIX HUNDRED TWENTY FOUR DOLLARS ($2,624.00) shall be paid at the signing of the Lease.

<center>ARTICLE 4.   TAXES AND ASSESSMENTS</center>

4.01.   As further consideration of this Lease and as in Article "3" provided, Lessee shall pay to Lessor all taxes and other public charges levied on or assessed against the leased premises.   Lessor shall pay all taxing authorities and invoice Lessee pro rata.   Lessee's proportionate share of taxes due and payable hereunder shall be computed as the sum of Lessee's share of (i) building taxes, and (ii) land taxes, as follows:

(i) Building Portion - that fraction which the amount of square feet leased to Lessee bears to the total square footage of the finished building being taxed; plus

(ii) Land Portion - 2/3 of land tax of entire 24.5 acre parcel multiplied by that fraction which the amount of sq. ft. leased to Lessee bears to 120,000 sq. ft.

All such taxes for the first and last years of the term hereof shall be equitably pro-rated between the parties as of the first and last day of the lease term. Upon Lessor's receipt of the tax bill covering county and municipal taxes (anticipated receipt in February) and receipt of tax bill for school taxes (anticipated receipt in July), the Lessor shall calculate that portion of the respective taxes allocable to the leased premises occupied by Lessee and shall promptly thereafter give notice thereof and a bill to Lessee for taxes due and payable. Such taxes shall be due and payable within one (1) month from the date of the Lessor's bill therefor to Lessee.

4.02. For Lessee's convenience of cash flow planning only, based on taxes for the most recent twelve (12) month period, Lessor estimates Lessee's total annual tax bill for 2007 to be approximately $9,400.00, billed approximately 20% in March and approximately 80% in August.

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ARTICLE 5. INSURANCE

5.01. Lessor shall secure and maintain during the Lease, casualty insurance covering direct physical loss ("all risk" including fire and extended insurance and earthquake) to the leased premises in not less than the full, insurable value thereof. Risks insured shall include loss, damage or injury caused by faulty operation of any installed sprinkler system or improper maintenance, omission or operation thereof by Lessor or Lessee.

5.02. Lessee shall pay Lessor Lessee's proportionate share of insurance premiums and costs, which share is that fraction which the amount of square feet leased to Lessee bears to the total square feet of the insured building payable within one (1) month from date of Lessor's billing to Lessee.

5.03. Lessee shall not commit any acts or allow any omissions to act or any conditions to exist in or about the leased premises which may in any way impair or invalidate any insurance policy.

5.04. Lessee shall pay to Lessor all increases in such insurance premiums upon the leased premises and the remainder of the building held for rental to others, in excess of the rate otherwise charged, if said increase is caused by any act, neglect, omission or nature of business of Lessee.

5.05. The securing party shall give the other party written notice thereof together with a proper copy of the policies if so requested.

5.06. All insurance policies shall expressly provide that the policy shall not be cancelled or altered without thirty (30) days' prior written notice to the Lessor.

5.07. Proceeds from any insurance policy shall be payable to Lessor, Lessee, and all additional insureds as their respective interests may appear.

Notice of Damage or Malfunction

5.08. In case of any damage to or malfunction of any part of the leased premises, whether or not covered by insurance, Lessee shall give Lessor immediate written notice thereof.

Waiver of Subrogation

5.09. Anything in this Lease to the contrary notwithstanding, each party waives any and all rights of actions for negligence against the other party hereto which may hereafter arise for damage to any part of leased premises or Lessee's property therein from any and all causes whatsoever. All insurance policies held by Lessee and/or Lessor shall be endorsed with an appropriate endorsement of "Waiver of Subrogation" by the insurance carriers.

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Liability Insurance

5.10. Lessee at Lessee's expense shall secure and maintain general public liability insurance against claims for personal injury, wrongful death, or property damage occurring upon, in, or about the leased premises, in companies and in form acceptable to Lessor, with minimum combined limits of $3,000,000.00 on account of bodily injuries to or death of one or more persons and property damage, as the result of any one occurrence. The policy shall be written on a primary and non-contributory basis. Lessee shall deliver proof of such insurance with Lessor prior to Lessee's possession of the premises. Section 5.06, 5.07, 5.09 is hereby incorporated by reference.

5.11. Lessee shall give prompt written notice to the insurance carrier and Lessor of any death or injury to persons or damage to property.

5.12. If Lessee shall fail to secure or maintain the liability insurance, the Lessor may obtain such insurance in Lessee's name or as Lessee's agent and shall give Lessee prompt written notice thereof. The Lessor, within one (1) month after such notice, shall be reimbursed by Lessee for the cost thereof.

Casualty Insurance on Property of Lessee

5.13. Lessee shall, prior to taking possession, at its own expense, secure and maintain with insurance companies

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satisfactory to Lessor, fire and extended coverage insurance on Lessee's fixtures, goods, wares, merchandise in or on the leased premises, with coverage in an amount of not less than the Lessee's cost. Provided, however, that with respect to goods held for sale, in no event shall the required insurance exceed the fair wholesale market value thereof, F.O.B., Lessee's plant on leased premises.

5.14. Lessee shall upon Lessor's request, furnish proof of such insurance coverage. Lessee shall give Lessor prompt written notice of (1) any loss or damage, (2) any termination of or change in coverage.

Additional Insureds

5.15. Lessee agrees that the Lessor, and Mortgagee and any successor or further Mortgagee shall be named as additional insureds on the aforementioned policies of insurance, as may be appropriate.

Proof of Coverage

5.16. On securing the foregoing coverages, the parties shall each give the other written notice thereof together with a proper copy of the appropriate policies for Mortgagee Bank.

Proceeds

5.17. Proceeds from any such policy or policies shall be payable to Lessor, Lessee, and all additional insureds appearing in the policy or policies, as their respective interests may appear.

Fire and Casualty Damage

5.18. If the leased premises shall be partially destroyed or partially damaged by fire or other peril during the term hereof, Lessee shall fully cooperate with Lessor in filing all necessary proofs of claim with insurance companies. Lessor shall cause the damage to be repaired and the building restored to its condition immediately prior to such damage with all reasonable dispatch. All rent shall abate during the repair period on a per diem basis in proportion to the amount of floor area of which Lessee is deprived.

5.19. If the leased premises are substantially or totally damaged by fire or other casualty, so that in Lessee's reasonable judgment continuation of its business operations on the leased premises is impractical, or, in Lessor's reasonable judgment under the then existing circumstances reconstruction cannot be completed within three (3) months after damage, then the Lessee or Lessor, in either case, may terminate this Lease by written notice given to the other within one (1) month after damage. In said event, rent shall terminate as of the date of damage. Lessor shall refund to Lessee prepaid rent pro-rata. If neither party elects to terminate as aforesaid, this Lease shall continue and Lessor will repair, restore, and rebuild the damaged improvements nearly as practical to its original condition. During the period of reconstruction, all rent shall abate.

Indemnification of Lessor

5.20. Lessee shall indemnify, defend and hold Lessor and additional insureds harmless from and against any and all claims, actions, damages, liability and expenses in connection with loss of life, personal injury or damage to property arising from or out of any occurrence in, upon or at the Leased Premises, relating to or arising from any work or act or omission, done in, on or about the Leased Premises at the direction of Lessee, its agents, contractors, subcontractors, agents, employees, servants, licensees or invitees, or in connection with the occupancy or use by Lessee of the Leased Premises or any part thereof, or occasioned wholly or in part by any negligence or other wrongful act or omission of Lessee, its contractors, agents, employees, servants, licensees, invitees or concessionaires, or any failure of Lessee to perform or comply with the covenants, terms, conditions, agreements and limitations contained in this Lease. In case Lessor shall be made a party to any litigation in connection with this Lease commenced by or against Lessee, then Lessee shall indemnify, defend and hold Lessor harmless and shall pay all costs, expenses and reasonable

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attorneys' fees incurred or paid by Lessor in connection with such litigation, except for a successful action commenced by Lessee against Lessor. All insurance policies shall be so endorsed.

Limitation of Liability

5.21. Lessee agrees that Lessor shall not be liable to Lessee, and Lessee hereby releases Lessor from liability for any personal injury or damage to or loss of personal property in or about the leased premises from any cause whatsoever, unless such damage or loss results solely from the negligence or willful misconduct of Lessor. Unless such damage or loss results solely from the negligence or willful misconduct of Lessor, Lessor shall not be liable to Lessee for: (i) any damage to property of Lessee or of others located on the leased premises, nor for the loss of or damage to any property of Lessee or other by theft or otherwise, (ii) any such damage caused by other tenants or persons in the leased premises, occupants of adjacent property or the public, or caused by construction of any private, public or quasi-public work, (iii) any latent defect in the leased premises or in the building of which they form a part, (iv) any consequential damage or lost profits, or (v) any damage or loss to the extent Lessee is compensated therefor by Lessee's insurance or to the extent Lessee could have obtained coverage against such damage or loss at regular rates under commonly available insurance coverage, whether or not any of the foregoing results from Lessor's gross negligence or willful misconduct. All property of Lessee kept or stored on the leased premises shall be so kept or stored at the risk of Lessee only and Lessee shall hold Lessor harmless from all claims arising out of damage to the same, including subrogation claims by Lessee's insurance carrier.

ARTICLE 6. UTILITIES

6.01. Lessee shall, during the term hereof or any renewal or extension, pay all charges for heating fuel, telephone, gas, electricity, in or on the leased premises and for the removal of waste rubbish immediately on becoming due and shall hold Lessor harmless from any liability therefor. These provisions shall apply to all such utilities now or hereafter supplied during the Lease term.

6.02. Lessor will pay for all water consumption and sewerage and charge Lessee in proportion to the area the "Leased Premises" bears to the total area of the finished and occupied building, unless the Lessee uses process water, in which case the Lessee will be required to have installed at Lessee's expense a separate meter with direct billing to Lessee from Milford Township Water Authority.

6.03. Lessor will pay all common area lighting charges and charge Lessee in proportion to the area the "Leased Premises" bears to the total area of the building (120,000 sq. ft.)

ARTICLE 7.   USE OF PREMISES

7.01. Lessee may use the leased premises for any purpose or purposes, use or uses, permitted by law; provided, however, that Lessee shall not commit, allow, or suffer by omission to act, any waste, pollution, contamination or nuisance on the leased premises or use the leased premises for any unlawful purpose. The foregoing shall include, but shall not be restricted to, compliance with (1) all laws, rules, regulations, and requirements of local, state, and Federal law relating to zoning, safety, handling, use and storage of combustible, volatile, inflammable, dangerous, toxic, and poisonous materials and substances, (2) the manufacturing and handling of all substances Lessee's manufacturing process in accordance with sound and generally accepted trade and engineering practices.

7.02. Lessee shall not commit any act or allow any omission to act which may or does disturb, inhibit, or compromise the proper use or quiet enjoyment of any other tenants (1) in the building in which the leased premises are a part, (2) in other buildings of Lessor. Lessee shall comply with all rules and regulations of Lessor. Lessee shall not obstruct any public or private roadways, sidewalks, or common areas appurtenant to the building of which the leased premises are a part, or any parking areas or docking areas of other tenants of Lessor in the building of which the leased premises are a part or of other tenants of Lessor. Lessee shall permit no parking of trucks on the premises except directly in front of or adjacent to the rear dock doors of the leased premises or in other spaces specifically designated to Lessee thru written agreement by Lessor. Lessee shall not permit any outside storage upon the demised premises except in commercial trash containers (e.g. dumpsters) approved by Lessor.

7.03. Lessee shall not, except (a) with the prior written approval of Lessor, or (b) under the reasonable supervision of Lessor or reasonable conditions of Lessor, use or go upon the roof. If Lessee desires anything in the use of the leased premises involving the roof, such as an opening therein to accommodate an installation agreed upon by the parties, such work shall be done promptly by Lessor and billed to Lessee, or performed by roofer approved by Lessor.

Negative Pressure

7.04. Lessee shall not, without prior written approval of Lessor, make or use any negative pressure inside the building, for example, creation of a vacuum caused by exhaust fans, without adequate compensation make-up air handling units.

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Use Within Capacity

7.05. No use of the premises shall be made by Lessee which exceeds the capacity of the premises, or its constituent parts, including floors, walls, trusses, girders, partitions, equipment, pipes, wires, or other installation, etc., whether by load, stress, weight, pressure, compression, torsion, radiation, temperature, tension, vibration, volume, torque, voltage, amperage, flow, ratings, etc.

Signs

7.06. All signs erected by Lessee shall conform to all applicable laws, ordinances and regulations. No sign shall be affixed to the building without the prior written approval of Lessor, such approval not to be unreasonably withheld but may include reasonable conditions and safeguards imposed by Lessor. A sign may be placed on the front canopy fascia and shall be open individual letters with color and font determined by Lessor. In addition, a sign not greater than 32"w x 20"h may be placed adjacent to front door. A sign not greater than 42" x 20" may be placed at rear door.

Use and Occupancy Permit

7.07. Lessee shall, at its expense, procure any and all governmental licenses and permits, including certificates of occupancy, required for the conduct of Lessee's business in the

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premises and shall, at all times, comply with the requirements of each, including payment of any additional building improvements or alterations required to obtain such license or permits for Lessee's use of the premises. Lessee shall furnish and install fire extinguishers as required by the township fire marshall.

ARTICLE 8. REPAIRS AND MAINTENANCE

8.01. Lessee shall, at its own expense, keep neat, clean, free of debris, waste and trash, and in good repair, and maintain, normal wear and tear excepted, the leased premises, buildings, structures, including but not restricted to heating, air conditioning and ventilating system, electrical system and installations including light fixtures and lamps, plumbing system, walls, stairs, pipes, railings, decks, floors, ceilings, glass, windows, doors, loading docks, sanitary system, trusses, girders, partitions, damage to any part of the building and structures, interior or exterior, caused by Lessee, its employees, contractors, subcontractors, inspectors, installers, invitees, and all other persons except Lessor. Lessee shall, at its own expense, arrange for a properly equipped trash removal commercial service, at regular intervals satisfactory to Lessor; service to cover trash, scrap and debris.

8.02. Lessor shall contract with a maintenance service of its own selection to provide for care and maintenance of the grounds of the leased premises, including but not restricted to

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trees, shrubbery, lawns and snow plowing. Service shall include full maintenance as may be required by cutting, fertilizing, trimming, weeding, seeding, cleaning, raking, removing cuttings, trimmings, etc. Lessor's costs shall be billed to and paid by Lessee within thirty (30) days of invoicing. Lessee will be billed in proportion to the area the "Leased Premises" bears to the total area of the building being maintained.

8.03. Except as herein expressly to the contrary provided, the sole obligation of Lessor shall be promptly at its expense, to maintain the roof and exterior walls and paved surfaces. Notwithstanding the foregoing, it shall remain the Landlord's responsibility to repair major mechanical and utility systems failure throughout the term of the lease in the event that such systems fail for reasons other than the negligence or improper use by Lessee. Specifically, Landlord shall be responsible for compressors, condensers, and air handler units in the HVAC system, and water heater, but not any controls on the above.

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8.04. All systems installed in or relating to the building, are guaranteed by Lessor one (1) year to be in working order, except for damages or acts of Lessee as above provided.

8.05. Lessee shall take out and maintain in full force and effect, throughout the term of the Lease and any extension or renewal thereof, a standard maintenance contract with a reputable service company designated by Lessor (BKG, Inc. 215-723-1127 and Walter Dorn, Inc. 215-723-2169) for the heating, ventilation and air conditioning system, providing a minimum of one inspection annually for each system.

ARTICLE 9. INSTALLATION PERMITTED BY LESSEE

During the term of this Lease, the Lessee may make such installations, structures, fittings, fixtures, changes which it deems necessary or helpful in its use of the premises; provided, however, that nothing shall be done by Lessee, which shall prejudice or compromise the buildings, structures, and improvements, including blacktop areas, including but not restricted to such detriments as weakening, decreasing the anticipated useful life or reducing the usefulness of the structures or the leased premises. Any contemplated act by Lessee, which may from any construction viewpoint reasonably have such a prejudicial effect, shall not be undertaken, except by first advising the Lessor in writing thereof and obtaining Lessor's written consent. Any such work shall comply with all applicable building codes and be done in a good and workmanlike fashion.

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Lessee and Lessor agree that certain equipment installed by Lessee will require sound attenuation to mitigate the decibel intensity migrating to adjacent tenancies. Lessee has agreed specifically to construct, at a minimum, an enclosure around the finish room operation, such construction to be steel studs, cement board and melamine foam sound absorber manufactured by Acoustical Surfaces, Inc., or equivalent.

The slab under the finisher will be cut to provide isolation.

Lessor will permit three (3) 12" holes for exhaust to be cut in roof not more than 5' from center line of roof.

All cost for construction and removal of the above, at termination of lease, to be borne by Lessee.

ARTICLE 10.   CONDITION OF PREMISES ON LEASE TERMINATION

At such time as Lessee quits the premises upon expiration of the term of this Lease or otherwise, Lessee shall have the obligation and duty to deliver the premises in the same original good order, state, and condition, normal wear and tear excepted. With respect to all changes effected by Lessee, unless Lessor expressly agrees in writing, the premises shall be restored to the original state and condition. For example, if Lessee, in its use, requires a hole or pit in the floor, the premises shall, except as above provided, upon Lessee's quitting the premises the pit shall be removed and the floor shall be restored to original condition. Premises vacated shall be left in broom clean condition with all

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wall damage repaired to a "ready to paint" condition and all trash removed.

ARTICLE 11. INSTALLATIONS, ETC. BY LESSEE
UPON LEASE TERMINATION

11.01.   Those installations, structures, fittings, fixtures, which the parties agree now or hereafter to be the property of Lessee upon termination of the Lease shall be treated, unless otherwise agreed in writing as follows:

(a) Lessee may remove any such items and restore the premises to original condition, normal wear and tear excepted, or advise Lessor, in writing with respect to any such items that Lessee does not desire to remove.

(b) Lessor may, upon receiving such advice, either (1) elect to retain or keep any or all of the items in question, or (2) elect to require removal of any or all of such items in question by Lessee and restoration, by Lessee at its own expense, of the premises to original state and condition, normal wear and tear excepted. Election shall be made by Lessor within thirty (30) days of receipt of advice.

11.02. All installations, changes, structures, fittings, fixtures, etc. made or installed by Lessee affixed to the premises, shall, unless expressly otherwise agreed in writing between the parties at or prior to the time of making or installation, become the property of Lessor at the termination of the Lease.   Excluded

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from the operation and intent of the first sentence of Article "11.02" are trade fixtures (the term "trade fixtures" as understood in the trade). For example, installation of a chipper or a spray booth or a racking system is considered a "trade fixture." Furthermore, if the Lessor so elects and advises the Lessee in writing, that Lessor desires the removal of any or all of the foregoing and restoration of the premises to original state and condition, normal wear and tear excepted, the Lessee, at its own expense, shall be obligated to do so. By way of clarifying example: Lessee, for operation purposes, installs a new wall in the building. On Lease termination, Lessor shall have the right to have the wall remain or have it removed with restoration of adjoining area to original condition, normal wear and tear excepted.

ARTICLE 12. WAIVER BY LESSEE OF DEFENSE OF FRUSTRATION

12.01. Lessee shall not be excused from performance of its obligations under this Lease or any extension or renewal thereof because of any unanticipated condition or state of affairs not specifically related to the Leased Premises which may frustrate the use or uses of the Leased Premises as contemplated or the profitable conduct thereof, including but not restricted to conditions relating to labor, availability of materials, governmental regulations, availability of transportation, casualties not otherwise covered in this Lease, war, picketing,

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strikes, lock-outs, price controls, recession, depressions,

inflation, riots, civil disorders, economic panic, other economic

condition.

ARTICLE 13. SECURITY DEPOSIT

13.01. The Lessee at the signing of this Lease shall pay

a security deposit of two (2) months lease-end rent (2 x

$3,895.00). The security deposit shall constitute security for the

full and faithful performance by Lessee of the aforementioned

terms, conditions, and covenants of this Lease on Lessee's part to

be performed and kept and for the cost of any trash removal,

housecleaning, and repair or correction of damage in excess of

normal wear and tear. Lessor shall place such deposit in an

interest-bearing insured escrow account, which interest shall be

added to the deposit and shall accrue to the benefit of Lessee.

(Also see Paragraph "13.02" as to duty to maintain deposit in full

amount.)

Rent

13.02. If at any time during the term hereof, Lessee

shall be in default in the payment of rent herein reserved or any

portion thereof, or of any other sums expressly constituting rent

hereunder, Lessor may appropriate and apply any portion of the

security deposit as may be necessary to the payment of the overdue

rent or other sums expressly constituting rent hereunder. Prior to

appropriating or applying any portion of the security deposit,

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Lessor shall first give Lessee ten (10) days' written notice of rent default as stated in the first sentence of this Article "13.02." If the rent default is not cured within the ten (10) day period by the Lessee, Lessor may take the action with respect to the security deposit stated in the first sentence of this Article "13.02." Lessor shall notify Lessee of such action, and Lessee shall, within ten (10) days after notice from Lessor, reinstate the full amount of original security deposit to cover all withdrawals made therefrom by Lessor.

Repairs

13.03. If at any time during the term hereof, Lessee should fail to repair any damage to the premises that it is required to repair pursuant to the terms hereof, Lessor may appropriate and apply any portion of the security deposit as may be reasonably necessary to make such repairs, upon thirty (30) days' written notice to Lessee unless lack of repair constitutes an emergency situation, in which case the thirty (30) days notice shall be waived.

Cleaning

13.04. If on termination of this tenancy for any reason, Lessee does not leave the Leased Premises in reasonably clean condition, dust and broom clean with all waste and trash removed, then Lessor may appropriate and apply any portion of the security deposit as may be reasonably necessary to put the premises in such clean condition.

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Custody of Deposit

13.05. Lessor agrees to hold such deposit for Lessee, in a separate account, free from the claim of any creditor of Lessor, in a Federally insured interest bearing "escrow" account. Interest accruing, less proper deductions, shall be added to the principal of the security deposit.

Transfer of Deposit

13.06. Should Lessor transfer or assign its interest under this Lease in any manner, it or its agent shall do one of the following acts, either of which will relieve it of further responsibility with respect to such deposit:

(a) Transfer the portion of such deposit remaining after any lawful deductions, as above provided, to its successor in interest, and thereafter notify Lessee by registered or certified mail of such transfer, and of the transferee's name and address. On receipt of such remaining deposit, the successor in interest of Lessor shall have all of the rights and obligations of Lessor with respect to such deposit; or

(b) Return to Lessee the portion of such deposit remaining after any lawful deductions have been made.

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Return of Deposit

13.07. Any remaining portion of the security deposit, after any lawful deductions as above provided, shall be returned to Lessee no later than two (2) months after termination of this Lease, directed to the address of Lessee as provided in Article "24" hereof.

ARTICLE 14. NET LEASE

14.01. This is intended basically as a "net-net" Lease to Lessor. Any item of expense or obligation arising under this Lease or during the term of this Lease, shall be at the expense or the obligation of Lessee, unless the Lease expressly makes such at the expense of or obligation of the Lessor.

ARTICLE 15. CONDEMNATION

Determination of Rights

15.01. If the Leased Premises or any part thereof is taken or condemned for a public or quasi-public use, the rights of the Lessor and Lessee as against the condemnor shall be as determined under the Eminent Domain Code of Pennsylvania as it may then be in force - 26 Purdon's Pa. Statute Annotated, Section 1-101, et seq.

Total Taking

15.02. If the leased premises are totally taken or condemned for a public or quasi-public use, as between the parties on the effective day of the taking, the Lease shall _ipso_ _facto_ terminate.

Partial Taking

15.03. If the leased premises are partially taken or condemned for a public or quasi-public use, and such action operates substantially to the disadvantage of the Lessor or Lessee, the Lease shall terminate at the election of either party substantially disadvantaged, exercised in writing within one (1) month of the date of the recorded take. Examples of partial takings deemed not to operate substantially to the disadvantage of either party include the following: widening of public roads, or easements of public utilities, in either case, not affecting the buildings or the paved area. If additional parking can be reasonably, conveniently provided elsewhere on the leased property to remedy the adverse effect of any taking involving the parking area, such taking shall be deemed not to operate substantially to the disadvantage of either party, provided, the additional paved area is installed by Lessor promptly at Lessor's cost.

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ARTICLE 16.   RECORDING LEASE OR MEMORANDUM OF LEASE

The Lease or a Memorandum of Lease may be recorded. Such recording is provided by Pennsylvania Statute Law - 21 Purdon Statutes Annotated Sections 404 and 405 respectively. A Memorandum of Lease shall be executed by the parties, duly acknowledged and will contain the following:

(a) Names and addresses of Lessor and Lessee;

(b) Date of Lease;

(c) Description of premises;

(d) Commencement, term, and ending date of Lease;

(e) Option to Renew excluding dollar amount; and

(f) Right to Purchase.

ARTICLE 17.   ARBITRATION

17.01. If and whenever any irreconcilable dispute shall arise between the Lessee and the Lessor concerning the terms of this Lease, the matter of difference shall be referred to two (2) arbitrators, one to be appointed by each party, and the two (2) so chosen shall select a third arbitrator who shall preside. The decision or award of at least a majority shall be final and binding. The rules, then obtaining, of the American Arbitration Association shall govern the proceedings. If either party fails to appoint an arbitrator or the arbitrators are unable to agree on a third arbitrator, the Court of Common Pleas of Montgomery County,

Pennsylvania, may appoint the necessary arbitrator or arbitrators, upon Petition of any party hereto, after notice and hearing.

ARTICLE 18.   QUIET POSSESSION

18.01.   Lessor shall, on the commencement date of the term of this Lease as hereinabove set forth, place Lessee in quiet possession of the leased premises and shall secure him in the quiet possession thereof against all persons lawfully claiming the same during the entire Lease term and any extensions thereof.

Covenant Regarding Encumbrances

18.02.   Lessor covenants that the leased premises are not subject to any lien, claim, or encumbrance, except the rights of the Mortgagee and that Lessor is not in default or arrears in the making of any payment or the performance of any obligation relating to the leased premises.   The consents of all persons, public or private, necessary for Lessor to enter this Lease have been obtained.

ARTICLE 19.   ATTORNEY'S FEES

19.01.   In the event Lessor or Lessee commits a breach of any of the terms of this Agreement whereby the party not in default employs attorneys to protect or enforce its rights hereunder and prevails, then the defaulting party shall pay the other party reasonable attorneys' fees so incurred by such other party.   The amount thereof may be determined by the Arbitration or by the court involved in the proceedings or by the parties themselves if they can reach agreement thereon.

ARTICLE 20. ENVIRONMENTAL CONCERNS AND CONTROLS

20.01. The parties appreciate that the matter of environmental controls, in general, and waste management and pollution controls, in particular, are of special concern to landowners, landusers, and the appropriate agencies of the Federal, State, County and municipal government.

(a) Accordingly, the following provision with respect thereto is hereby included in this Lease. In the use, possession, and enjoyment of the leased premises, the Lessee agrees that it shall, at all times and under all circumstances and conditions, comply with and satisfy in full all applicable provisions of law and regulation as imposed by the Federal, State, county, or municipal government or agencies thereof and of all laws, including all regulations, ruling administrative or judicial decision, etc., in general, whether at common law or by statute, concerning the management, storage, handling and disposition of hazardous waste and the avoidance of pollution of the environment of air, surface and subsurface land, streams, lakes, and water courses.

Waste water shall be properly collected, stored and disposed with necessary documentation. Waste water storage shall

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be limited to a maximum one (1) month generation. No industrial waste water shall be discharged into the public sewer system.

Containment, in volumes determined by regulation, shall be provided in all chemical storage areas and in all process areas including machinery.

Air pollution control devices such as activated carbon filtration units, Venturi's, etc. shall be used to mitigate odors, smoke, mist and steam. Vapors shall not be allowed to filter into the general environment.

No outside storage of any nature is permitted except as required by paragraph 20.05, and a trash container.

(b) If the Lessee receives any notice of violation or alleged violation or non-compliance or alleged non-compliance by any governmental authority, Lessee agrees: (1) promptly to give written notice thereof to Lessor; and (2) promptly to satisfy the requirements of law and remedy and cure the non-compliance or violation, or in the alternative, satisfy the appropriate governmental agency that the Lessee is in compliance and is not in violation thereof as previously alleged.

(c) Further, the Lessee shall, at its sole expense, cause to be made an annual environmental and pollution survey or audit by a duly qualified and duly recognized expert (suggest NRS Environmental - 215-538-2520) in this field. Lessee shall furnish Lessor promptly a copy of such survey, report, or audit. Lessee

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further shall correct, remedy, and satisfy any deficiency, violation, impropriety, or non-compliance with all applicable laws, rules and regulations of any governmental authority or non-compliance with generally recognized and accepted then-current standards for hazardous waste, management and pollution control. The first annual survey and audit to be made not later than February 1, 2009. A similar survey shall be made on termination of the Lease.

(d) To assure the Lessor that the leased premises and the environments thereof are free of contamination and pollution at the termination of this Lease, the Lessee, at its own expense, shall cause to be made and filed with Lessor, prior to such termination, a final written Phase I environmental audit evidencing a clean tenancy with no exceptions upon termination. All items of pollution and contamination then appearing shall be promptly remedied, rectified, and corrected by Lessee at its own expense unless the Lessee can show with clear and convincing evidence that, with respect to any pollution or contamination then appearing, such pollution and contamination was caused by the act or omission of a person or persons, natural and/or corporate or other entity (having an identification number for Internal Revenue Service purposes) other than the Lessee, its agents, contractors, subcontractors, subagents, employees, servants, licensees or invitees. With respect to contamination or pollution for which the Lessee is

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responsible as above provided, Lessee shall cause to be made and delivered to Lessor a written report by a duly qualified expert in environmental matters, acceptable to Lessor, confirming such corrective action.

20.02. Lessee shall indemnify and hold Lessor, its agents and employees harmless from and against all demands, claims, causes of action, penalties, liabilities, judgments, damages (including consequential damages) and expense including, without limitation, court costs and reasonable attorney's fees incurred by Lessor as a result of (a) Lessee's failure or delay in complying, with the provisions of Sections 20.01. above; (b) Lessee's failure or delay in properly complying with such law, order, rule, regulation, or other requirement referred to in Section 10.01. above; or (c) any adverse affect which results from the presence of any hazardous substance in or about the demised premises, whether or not such hazardous substances is an Allowed Substance. If any action or proceeding is brought against Lessor, its agents or employees by reason of any such claim, Lessee, upon notice from Lessor, will defend such claim at Lessee's expense with counsel reasonably satisfactory to Lessor. Upon termination of the Lease, the provisions of this Indemnification Article "20.02" shall cease and be of no further effect, upon the Lessee's showing by Phase I environmental audit that the leased premises are free of any hazardous substances or pollution or, if any such are found, Lessee has remedied all violations of Article "20".

20.03. Lessor reserves the right at its own expense at all times during this Lease or any extension or renewal or termination thereof to inspect the leased premises and/or to cause an audit of the leased premises which audit may, in Lessor's discretion, be as extensive and intensive as Lessor deems appropriate with respect to compliance with the provisions of this Article. A copy of any report, etc. shall be delivered to Lessee. If any violation of items of this Article is found, Lessee shall promptly at its own expense undertake all necessary and appropriate remedial action and shall reimburse Lessor for its actual cost and expenses unless the Lessee can show with clear and convincing evidence that, with respect to any pollution or contamination then appearing, such pollution and contamination was caused by the act or omission of a person or persons, natural and/or corporate or other entity (having an identification number for Internal Revenue Service purposes) other than the Lessee, its agents, contractors, subcontractors, suppliers, subagents, employees, servants, licensees or invitees. In the event any audit, report, or survey made by Lessor conflicts with such made by Lessee, that of the Lessor shall prevail unless Lessee shall establish a convincing rebuttal thereof.

20.04. Prior to occupancy by Lessee, Lessor shall, at its sole expense, cause to be made a Phase I environmental and pollution survey or audit by a duly qualified and duly recognized expert in this field. Lessor shall furnish Lessee promptly a copy

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of such survey, report, or audit. Lessor further shall correct, remedy, and satisfy any deficiency, violation, impropriety, or non-compliance with all applicable laws, rules and regulations of any governmental authority or non-compliance with generally recognized and accepted then-current standards for hazardous waste, management and pollution control.

Flammable Substance & Fire Safety

20.05. Lessee agrees to store any "red label" flammable liquids outside the building in a self-enclosed, fire resistant structure, which shall be built and maintained in a first class manner and which meets the State and local fire codes, at its own expense. Lessee agrees to supply and maintain fire extinguishers throughout the building to comply with the same codes.

ARTICLE 21. DEFAULTS AND REMEDIES

21.01. A default shall exist in any of the following events: If Lessee shall allow the rent to be in arrears more than five (5) days; or if Lessee shall remain in violation or breach of any other condition of this Lease for a period of fifteen (15) days after written notice from Lessor and does not in good faith commence curative action within such time; or should any other person than Lessee secure possession of the premises, or any part thereof, by reason of any receivership, bankruptcy proceedings, or other operation of law in any manner whatsoever. On default,

Lessor may, at its option, with fifteen (15) days notice to Lessee, if the default shall remain uncured, terminate this Lease and Lessor may reenter and take possession of said premises and remove all persons and property therefrom, without being deemed guilty of any manner of trespass, and relet the premises or any part thereof for all or any part of the remainder of said term to a party satisfactory to Lessor and at such monthly rental as Lessor may, with reasonable diligence, be able to secure. Should Lessor be unable to relet after reasonable efforts to do so, or should such monthly rental be less than the rental Lessee was obligated to pay under this Lease, or any renewal thereof, then Lessee shall pay the amount of such deficiency to Lessor, together with the expenses of reletting, not to exceed two (2) year's rental, taxes, insurance, etc.

21.02. It is expressly agreed that in the event of default by Lessee as defined in 21.01 or in the event of default of Lessee determined by adjudication in Arbitration, not remedied or cured within thirty (30) days of the date of the adjudication, Lessor shall have, a lien upon all goods, chattels, or personal property of any description belonging to Lessee which are placed in or become a part of the leased premises as security for rent, taxes, insurance, etc. due and to become due so that proceeds from the satisfaction of such lien shall not exceed two (2) year's rent, taxes, insurance, etc. This lien shall not be in lieu of or in any way effect the statutory Lessor's lien given by law, but shall be cumulative thereto; and Lessee hereby grants to Lessor, upon default, a security interest in all such personal property placed in said leased premises for such purposes, subject to any prior perfected security interests. This shall not prevent the sale by Lessee of any merchandise in the ordinary course of business free of such lien. In the event Lessor exercises the option to terminate the leasehold, reenter, and relet the premises as provided in the preceding paragraph, then Lessor may take possession of all of Lessee's property on the premises and sell same at public or private sale after giving Lessee and other persons entitled thereto, reasonable notice of the time and place of any public sale or of the time after which any private sale is to be made, for cash or on credit, or for such prices and terms as Lessor deems best, with or without having the property present at such sale. The proceeds of such sale shall be applied first to the necessary and proper expense of removing, storing, and selling such property, then to the payment of any prior perfected security interest and then to the payment of any rent due or to become due under this Lease (not to exceed two (2) years' rent, taxes insurance, etc.) With the balance, if any, to be paid to Lessee.

21.03. All rights and remedies of Lessor under this Lease shall be cumulative, and none shall exclude any other right or remedy at law. Such rights and remedies may be exercised and enforced concurrently and whenever and as often as occasion therefor arises. This Lease Agreement shall constitute a security agreement under the Uniform Commercial Code of Pennsylvania.

Right to Recovery of Possession

21.04. When this Lease shall be determined by term, covenant or condition broken, either during the original term of this Lease or any renewal or extension thereof, and also when and as soon as the term hereby created or any extension thereof shall have expired, it shall be lawful for any attorney as attorney for Lessee to file an agreement for entering in any competent Court an action or judgment in ejectment against Lessee and all persons claiming under Lessee for the recovery by Lessor of possession of the here demised premises, for which this Lease shall be his sufficient warrant, whereupon, if Lessor so desires, a writ of possession may issue forthwith, and provided that if for any reason after such action shall have been commenced the same shall be determined and the possession of the premises hereby demised remain in or be restored to Lessee, Lessor shall have the right upon any subsequent default or defaults, or upon the termination of this Lease as hereinbefore set forth, to bring one or more action or actions as hereinbefore set forth to recover possession of the said premises.

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Right to Entry of Judgment

21.05. In any action of ejectment and/or for rent in arrears, Lessor shall first cause to be filed in such action an affidavit made by it or someone acting for it setting forth the facts necessary to authorize the entry of judgment, of which facts such affidavit shall be conclusive evidence, and if a true copy of this Lease (and of the truth of the copy such affidavit shall be sufficient evidence) be filed in such action, it shall not be necessary to file the original as a warrant of attorney, any rule of Court, custom or practice to the contrary notwithstanding.

Waivers by Lessee

21.06. Lessee waives the right of inquisition on any real estate that may be levied upon to collect any amount which may become due under the terms and conditions of this Lease, and does hereby voluntarily condemn the same and authorizes the Prothonotary to enter a fieri facias or other process upon Lessee's voluntary condemnation, and further agrees that the said real estate may be sold on a fieri facias or other process. If proceedings shall be commenced by Lessor to recover possession under the Acts of Assembly, either at the end of the term or sooner termination of this Lease, or for nonpayment of rent or any other reason, Lessee specifically waives the right to the three months' notice required by the Act of December 14, 1863, and to the fifteen (15) or thirty (30) days' notice required by the Act of April 3, 1830, and agrees that five (5) days' notice shall be sufficient in either or any such case.

Default of Lessor

21.07.   If Lessor defaults in the performance of any term, covenant, or condition required to be performed by it under this Agreement, Lessee may elect either one of the following:

(a) After not less than thirty (30) days' written notice to Lessor, which written notice is not required if the default constitutes an emergency situation, if Lessor does not cure the default or in good faith commence action to cure the default, Lessee may remedy such default by any necessary action and in connection with such remedy may pay expenses and employ counsel; all reasonable sums expended or obligations incurred by Lessee in connection therewith shall be paid by Lessor to Lessee on demand, and on failure of such reimbursement, Lessee may, in addition to any other right or remedy that Lessee may have, deduct the costs and expenses from rent subsequently becoming due hereunder, together with interest thereon at the rate of two percent (2%) per annum above Chase Manhattan Bank's Prime Rate from the date of payment by Lessee until paid by Lessor; or

(b) If the default of Lessor substantially prejudices the use of the leased premises by Lessee, it may elect to terminate this Agreement on giving at least thirty (30) days' written notice to Lessor of such intention, thereby terminating this Agreement on the date designated in such notice, unless Lessor shall have cured such default prior to expiration of such thirty (30) day period, or commenced in good faith the remedy and cure of such default during such thirty (30) day period.

ARTICLE 22. INSPECTION BY LESSOR

22.01. Lessee shall permit Lessor and his agents to enter into and upon the leased premises at all reasonable times for the purpose of inspecting the same for the purpose of maintaining or making repairs or alterations to the building or site or for purposes of lease or sale inspections or for purposes of assurance that Lessee is in compliance with all terms and conditions of the Lease. All entry by Lessor shall be with Lessee's prior knowledge except in case of an emergency.

ARTICLE 23. ASSIGNMENT OR SUBLEASE

23.01. Lessee shall not assign, mortgage or pledge this lease or under-let or sub-lease the leased premises, or any part thereof, or permit any other person, firm or corporation to occupy the leased premises, or any party thereof without the Lessor's prior written consent which shall not be unreasonably withheld or delayed; nor shall any assignee or sub-Lessee assign, mortgage or pledge this lease or such sub-lease without an additional prior written consent by Lessor, which shall not be unreasonably withheld or delayed, and without such consent no such assignment, mortgage or pledge shall be valid. If the Lessee becomes insolvent, or makes an assignment for the benefit of creditors, or if a petition in bankruptcy is filed by or against the Lessee or a bill in equity or other proceeding for the appointment of a receiver for the Lessee is filed, or if the real or personal property of the Lessee shall be sold or levied upon by any Sheriff, Marshall or Constable, the same shall be a violation of this covenant and further constitute a default under this Lease subject to all the terms and conditions of Article 21.

Assignment by Lessor

23.02. Lessor is expressly given the right to assign any or all of its interest under the terms of this Lease, in which event Lessor's obligation hereunder shall terminate. Upon sale of the leased premises by Lessor to a third party, such purchaser shall have all the rights and obligations of Lessor and any or all of its interest under the terms of this Lease.

23.03. The right to enforce all of the other provisions of this Lease hereinabove provided for may, at that option of any assignee of this Lease, be exercised by any assignee of the Lessor's right, title and interest in this lease in his, her or their own name, notwithstanding the fact that any or all assignment of the said right, title and interest may not be executed and/or witnessed in accordance with the Act of Assembly of May 28, 1716,

1 Sm.L. 99, and all supplements and amendments thereto that have been or may hereafter be passed and Lessee hereby expressly waives the requirements of said Act of Assembly and any and all laws regulating the manner and/or form in which such assignment shall be executed and witnessed.

ARTICLE 24. MISCELLANEOUS

Notices and Addresses

24.01. All notices provided to be given under this Agreement shall be given by Certified Mail or Registered Mail or nationally recognized overnight courier service, addressed to the proper party, at the following address:

        Lessor: Milford Business Centre
                   2641 Township Line Road
                   P.O. Box 116
                   Hatfield, PA 19440

        Lessee: Metallic Ceramic Coatings, Inc.
                   100 Ross Road
                   King of Prussia, PA   19406

24.02. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and assigns when permitted by this Agreement.

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Pennsylvania Law to Apply

24.03. This Agreement shall be construed under and in accordance with the laws of the Commonwealth of Pennsylvania. The Leased Premises are located in Bucks County, Pennsylvania. The agreed situs of Lessor is Montgomery County, (a contiguous county) Pennsylvania. By express agreement herein, all Court proceedings under this Lease may be brought in Montgomery County, Pennsylvania.

Legal Construction

24.04. In case any one or more of the provisions contained in this Lease shall for any reason be held to be invalid, illegal, or unenforceable (including violation of public policy) in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision thereof. This Lease shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

Sole Agreement of the Parties

24.05. This Lease document constitutes the sole and only agreement of the parties hereto and supersedes any prior understandings or written or oral agreements between the parties, their agents, or representatives respecting the within subject matter.

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Amendment

24.06. No amendment, modification, or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof, and duly executed by the parties hereto.

Construction

24.07. The singular includes the plural. Paragraph headings are for convenience only. Reference herein to the term of period of this Lease includes any extension or renewal thereof.

Waiver of Default

24.08. No waiver by the parties hereto of any default or breach of any term, condition, or covenant of this Lease shall be deemed to be a waiver of any breach of the same or any other term, condition, or covenant contained herein.

Triplicate Originals

24.09. This Agreement shall be executed in triplicate each of which shall be deemed an original and shall have equal legal dignity and status.

24.10. Time is of the essence of this Agreement.

Conditions for Exercise of Options

24.11. All options, elections, and the like herein provided in and to Lessee may be exercised if and only if the Lessee, at such time, is in good standing under the Lease.

Amendment

24.12. The parties, of course, appreciate that any of the provisions of this Agreement, including most particularly those provisions relating to time, may be amended, modified, or altered, either by extension or decrease or otherwise, by express written agreement signed by both parties.

ARTICLE 25. REAL ESTATE BROKERS

25.01. It is acknowledged that Steve Carrol, Markward Group, 1537 North Broad Street, Lansdale, 19446 is the broker who procured this Lease Agreement and is to be paid a commission by Campania International.

25.02. As required by the Pennsylvania Real Estate and Registration Act, Lessor and Lessee acknowledge notice of the following: (a) the Pennsylvania legislature has established a real estate recovery fund whose purpose is to compensate persons who obtain a judgment because of fraud, misrepresentation or deceit of any agent. For further information call 717-783-3658; (b) Agent's fee and the expiration date of a listing agreement, if any, are

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negotiable; and (c) the broker is the agent of the Lessor, not the Lessee. Lessee acknowledges that it has not relied on any representations of the above-referenced Broker.

ARTICLE 26. LESSEE'S FIRST OPTION TO RENEW

26.01. Provided Lessee is not in default of any of the terms of this Lease, Lessee may extend this Lease for an additional three (3) year term (from February 1, 2010) subject to the following terms and conditions set forth hereafter.

26.02. The annual rent for the first option will be computed as follows:

CPI Index for all urban consumers in the Philadelphia (Pennsylvania) area from the Index base of October, 2009, divided by the Index base of October, 2006, expressed as a percentage; multiplied by $46,740.00.

26.03. A minimum two (2%) percent per year increase and maximum four (4%) shall apply for each preceding lease year, notwithstanding the CPI Index. For example, if the preceding term was three years, the minimum increase shall be six (6%) percent and the maximum increase shall be twelve (12%).

26.04. Where the Consumer Price Index information is not available on the monthly rent due date because this figure has not yet been released for such monthly period, then an appropriate adjustment up or down will be made to the applicable minimum rent

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commencing with the availability of this information. The Lessee, however, shall pay the minimum monthly rental for the previous month. If the Consumer Price Index is discontinued, a similar index shall be used to make the adjustments accordingly.

26.05. This Option to Renew shall be exercised by Lessee only upon a written notice a minimum of nine (9) months prior (i.e. not later than May 1, 2009) to the expiration of the base term scheduled to terminate January 30, 2010.

ARTICLE 27. FURTHER OPTIONS TO RENEW

27.01. Lessee may continue to renew on the same basis as defined in Article 26 hereinabove.

27.02. Lessee shall exercise this further option by giving Lessor written notice of Lessee's intention to do so by registered or certified mail, return receipt requested, at least nine (9) months prior to the expiration date of the then current term.

Anything contained in this Lease to the contrary notwithstanding, in the event Lessee shall not exercise any option to renew, then this Lease shall terminate absolutely and without further notice from either party on the expiration date of the Lease. However, in the event Lessee shall holdover by continuing to occupy the demised premises for any period of time after the expiration date of the Lease, the Lessor, at Lessor's sole option

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may, by written notice to Lessee within fifteen (15) days after the lease expiration, extend this Lease under the same terms and conditions as set forth above for a minimum period of one additional year.

ARTICLE 28.   FURTHER CONDITIONS

28.01.   Lessor shall have the right at any time or times and from time to time make such rules and regulations as in its judgment may from time to time be necessary for the safety, care and cleanliness of the premises, and for the preservation of good order therein.   Such rules and regulations shall, when notice thereof is given to Lessee, form a part of this Lease.

28.02.   Lessor shall have the right to display a "For Sale" sign at any time prior to the expiration of this Lease or a "For Rent" sign, or both be placed upon such part of the premises as Lessor may elect and may contain such matter as Lessor shall require.   Prospective purchasers or tenants authorized by Lessor may inspect the premises at reasonable hours at any time.   If, however, Lessee prohibits or refuses to permit Lessor or its agents or any prospective purchasers or tenants authorized by Lessor to inspect the demised premises as hereinabove mentioned, in that event Lessee shall be held responsible for any loss of rent that may be incurred by Lessor, particularly by reason of the fact that

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Lessee shall have prohibited Lessor or its agents, prospective purchasers or tenants from inspecting the herein demised premises as hereinabove set forth.

Estoppel Certificate

28.03. Lessee agrees at any time and from time to time, within five (5) days after Lessor's written request, to execute, acknowledge and deliver to Lessor a written instrument in recordable form certifying that this Lease Agreement is unmodified and in full force and effect (or if there have been modifications, that it is in full force and effect as modified and stating the modifications), the expiration date and the dates to which rent, additional rent and other charges have been paid in advance, if any, security deposit, if any, and stating whether or not to the best knowledge of the signer of such certificate Lessor is in default in the performance of any covenant, agreement or condition contained in this Lease Agreement and, if so, specifying each such default of which signer may have knowledge, it being intended that any such statement delivered pursuant to this clause may be relied upon by any prospective purchaser of the fee or any mortgage thereof or any assignee of Lessor's interest in this Lease Agreement or of any mortgage upon the fee of the Premises, or any part thereof.

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ARTICLE 29.   REPRESENTATIONS OF LESSEE

29.01.   Lessee represents that it is current and in compliance with all requirements of all tax authorities, Federal, State, County and Local.   There is no outstanding action or proposed action, judicial or administrative, of which Lessee has notice, formal or informal, by any such tax authorities against Lessee with respect to prior or present taxes or returns or filings of Lessee.   Lessee shall provide to Lessor on an annual basis, income and balance sheet statements within 4 months of the close of its fiscal year, prepared by a Certified Public Accountant.

29.02.   Lessee further represents that there are no actions, judicial or administrative, filed, threatened or proposed against Lessee by any vendor or purchaser relating to its personal practices in general or in any specific act of personnel in particular.

IN WITNESS WHEREOF, and intending to be legally bound the Lessor and Lessee have executed this Agreement.

LESSOR: MILFORD BUSINESS CENTRE

Witness:

By:  (SEAL)
Dennis R. Schlosser, President
Dennis R. Schlosser, Inc.,
General Partner

LESSEE:
METALLIC CERAMIC COATINGS, INC.

Attest:

By:  (SEAL)
Michael Novakovic , President



COMMONWEALTH OF PENNSYLVANIA:

ss:

COUNTY OF MONTGOMERY :

On the 17TH day of January, 2007, before me, a Notary Public, in and for the Commonwealth of Pennsylvania, the undersigned officer, personally appeared **DENNIS R. SCHLOSSER**, President of Dennis R. Schlosser, Inc., General Partner of **MILFORD BUSINESS CENTRE**, known to me (or satisfactorily proven) to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained, and desired the same might be recorded as such.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

Diane J. Moyer

Notary Public

NOTARIAL SEAL
DIANE J MOYER
Notary Public
HATFIELD TWP, MONTGOMERY COUNTY
My Commission Expires May 3, 2008

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COMMONWEALTH OF PENNSYLVANIA:

                                             SS:

COUNTY OF MONTGOMERY   :

On the   day of   , 2007, before me, a Notary Public, in and for the Commonwealth of Pennsylvania, the undersigned officer, personally appeared Michael Novakovic, President, of **METALLIC CERAMIC COATINGS, INC.**, known to me (or satisfactorily proven) to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained, and desired the same might be recorded as such.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

                                  _____

                                  Notary Public

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